Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: October 26. 2007

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press release on dividend increase and preliminary fiscal 2007 earnings

Ad hoc Announcement for October 25, 2007

EPCOS raises dividend

In today’s meeting the Supervisory Board of EPCOS AG accepted the recommendation of the Management Board to propose to the Annual General Meeting an increase of the dividend to 30 eurocents for the completed fiscal year 2006/2007 (20 eurocents in the previous year).

This decision was made against the background of the good development in the past reporting year and the promising perspectives for the coming year.

According to preliminary figures, sales in fiscal 2006/2007 have grown by 10 percent to approximately EUR 1438 million and earnings before interest and taxes (EBIT) have risen by 75 percent to approximately EUR 82 million.

EPCOS will publish its final results on November 15, 2007.

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Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 09-251007E-W

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: October 26. 2007	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG